October 30, 1995                                                   Ex. 10.44(a)

Mr. Lewis D. Lepene
Vice President - Business Development
Interneuron Pharmaceuticals, Inc.
One Ledgemont Center
99 Hayden Avenue, Suite 340
Lexington, MA  02173

Dear Lew:

This letter shall confirm the understanding we reached in our September 19, 1995 meeting regarding the choline sports drink. In that meeting, Veryfine and Interneuron agreed to enter a transitional phase in their relationship. This phase will involve the transfer of materials and information from Veryfine to Interneuron covering Veryfine's research of the sports drink market and approaches to launch the choline sports drink and provide the opportunity to exchange ideas on these matters. These steps are taken with the objective of an orderly transition of marketing and sales responsibility from Veryfine to Interneuron.

Upon the successful conclusion to this transitional phase, but no later than ninety days from the date of this letter, Veryfine and Interneuron agree to terminate the current license agreement (the Patent and Know-How License Agreement between Interneuron Pharmaceuticals, Inc. and Veryfine Products, Inc. for Choline Sports Drink dated October 29, 1992, as amended). Upon termination, Veryfine and Interneuron agree that each do not and shall not have any obligations or liabilities to each other. Interneuron shall be free to enter license agreements with other companies and Veryfine shall have no further obligations to market and sell the choline sports drink. Interneuron and Veryfine agree that any public comment on this understanding, including but not limited to press releases, must be approved by both parties, such approval not to be unreasonably withheld or delayed.

Veryfine and Interneuron remain interested in the possibility of working together in the future, either on the choline sports drink when it is launched as a liquid beverage in the mass market or other beverage products that Interneuron or its subsidiary, InterNutria, may wish to introduce.

Mr. Lewis D. Lepene
October 30, 1995
Page 2


If this letter reflects your understanding of the agreement reached in our last meeting, please sign where indicated below and return a copy to me. We wish you success with the choline sports drink and look forward to discussing other opportunities with you in the future.

Sincerely,



By:      /S/ AL CAROSI
         Al Carosi
         Vice President Marketing



Agreed To By:       /S/ LEWIS D. LEPENE
                    Signature

                    PRESIDENT & CEO, INTERNUTRIA, INC.
                    Title

                    NOVEMBER 7, 1995
                    Date